SIDLEY AUSTIN LLP 555 CALIFORNIA STREET SUITE 2000 SAN FRANCISCO, CA 94104 +1 415 772 1200 +1 415 772 7400 FAX	+1 415 772 1271 SFLANAGAN@SIDLEY.COM

December 27, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, NE

Washington, D.C. 20549

Attention: Eddie Kim and Dan Duchovny

Re:	Poseida Therapeutics, Inc.
Schedule TO-T filed December 9, 2024
File No. 005-91606
Filed by Blue Giant Acquisition Corp., and Roche Holdings, Inc.

Ladies and Gentlemen:

On behalf of Blue Giant Acquisition Corp. (“Offeror”) and Roche Holdings, Inc. (“Parent” and, together with Offeror, the “Filing Persons”), we acknowledge receipt of the comment letter, dated December 19, 2024 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) concerning the above-captioned Schedule TO-T (the “Schedule TO”). We submit this letter on behalf of the Filing Persons in response to the Comment Letter. To facilitate the Staff’s review, we have reproduced the Staff’s comments in italics below. Our response then follows each of the Staff’s comments.

Concurrently with this letter, the Filing Persons are filing Amendment No. 1 to the Schedule TO-T (“Amendment No. 1”), which reflects revisions made to the Schedule TO-T in response to the comments of the Staff. Unless otherwise noted, the page numbers in the responses below refer to pages in the Offer to Purchase, dated December 9, 2024 (the “Offer to Purchase”), which is included as Exhibit (a)(1)(A) to the Schedule TO. Capitalized terms used but not defined herein have the meaning given to such terms in the Offer to Purchase.

Staff Comment No. 1

Schedule TO-T filed December 9, 2024

General

1.

It appears that all of Poseida’s revenues and operations have been, and continue to be, entirely dependent on the Collaboration Agreement between the Company and Parent, and, thus, that Parent and/or its affiliates may have been an affiliate of the Company. Given this, please file a Schedule 13E-3 and amend the Schedule TO and Offer to Purchase as necessary or provide us your detailed legal analysis of the application of Rule 13e-3 with respect to the current transaction.

Sidley Austin (CA) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

December 27, 2024

Response:

The Offer and the Merger are not a Rule 13e-3 Transaction

The Filing Persons respectfully submit that they believe that the Offer and the Merger is not a going-private transaction under Rule 13e-3 under the Exchange Act and, therefore, the Filing Persons and their affiliates are not required to file a Schedule 13E-3.

Rule 13e-3 applies to transactions to acquire equity securities of an issuer by the issuer or an affiliate of the issuer. Rule 13e-3(a)(1) defines an “affiliate” of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” “Control” is defined in Rule 12b-2 under the Exchange Act to mean the “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

The Filing Persons are not Affiliates of Poseida

The Filing Persons and their affiliates do not (i) own any securities of Poseida, (ii) have any representatives on the board of directors of Poseida or any contractual rights to appoint any such board representatives or receive information related to activities or deliberations of Poseida’s board of directors, (iii) have any right to veto any actions of Poseida’s board of directors or management or to require Poseida’s board of directors or management to take or refrain from taking any action, or (iv) have any other contractual rights to direct or cause the direction of the management and policies of Poseida in a manner that would implicate Rule 13e-3.

The Filing Persons have entered into separate tender and support agreements relating to the Offer and the Merger with certain stockholders of Poseida who respectively owned approximately 12.1% and 6.1% of Poseida’s outstanding shares at the time such agreements were entered into. Such agreements contain customary provisions relating to the Offer and the Merger and do not convey beneficial ownership of the Poseida shares to the Filing Persons or otherwise directly or indirectly provide the Filing Persons with the power to direct or cause the direction of the management and policies of Poseida. The Filing Persons have been advised by Poseida that none of these stockholders has (i) any representatives on the board of directors of Poseida, (ii) any contractual rights to appoint any such board representatives, (iii) any contractual rights to receive information related to board activities or deliberations, or (iv) any right to veto any actions of Poseida’s board of directors or management or to require Poseida’s board of directors or management to take or refrain from taking any action. Accordingly, the Filing Persons do not believe that the stockholders who are parties to the tender and support agreements are affiliates of Poseida within the meaning of Rule 13e-3.

F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc. (each, a “Roche Collaboration Party” and collectively, the “Roche Collaboration Parties”), each of which is an affiliate of the Filing Persons, are parties to a collaboration and license agreement with Poseida, dated July 30, 2022 (as amended, the “Collaboration Agreement”). The Collaboration Agreement is an arm’s-length commercial agreement typical in the pharmaceutical industry to develop and commercialize drug products. The Collaboration Agreement provides Poseida with funds to research and develop certain cell therapy products and provides the Roche Collaboration Parties with certain research, development and commercialization rights for those products, but does not provide the Roche Collaboration Parties with the power to direct or cause the direction of the management or policies of Poseida. The Collaboration Agreement does not give the Roche Collaboration Parties (i) any rights to have any representatives on Poseida’s board of directors or to receive information related to activities or deliberations of Poseida’s board of directors, (ii) any right of first refusal or veto right with respect to a strategic transaction involving Poseida or any of Poseida’s other drug candidates, (iii) the ability to restrict or otherwise limit the operation of Poseida’s business, other than the Roche Collaboration Parties’ rights reflected in the Collaboration Agreement to research, develop and commercialize the specified collaboration products, (iv) the ability to restrict or otherwise limit Poseida’s ability to issue securities, incur debt or otherwise raise capital to fund its operations or (v) the ability to restrict or otherwise limit Poseida’s ability to expand, reduce or restructure its operations.

December 27, 2024

The Filing Persons acknowledge that the Collaboration Agreement is material to Poseida. Based on information provided by Poseida and reported in its Quarterly Report on Form 10-Q for the period ended September 30, 2024, Poseida earned approximately $101.0 million under the Collaboration Agreement during the nine months ended September 30, 2024, which represented approximately 80% of Poseida’s total revenue during such period. Importantly, the Collaboration Agreement relates to certain of Poseida’s CAR-T cell therapy programs and does not cover Poseida’s other programs, including (i) Poseida’s proprietary allogenic CAR-T cell therapy drug candidate in Phase 1 clinical development for multiple solid tumor indications, (ii) Poseida’s proprietary allogeneic CAR-T cell therapy program for autoimmune disease, (iii) Poseida’s collaboration agreement with Xyphos Biosciences, Inc., a subsidiary of Astellas Pharma Inc., for the development of non-publicly disclosed call therapy targets, (iv) Poseida’s cell therapy platform technology that can be used to develop additional CAR-T products, or (v) Poseida’s gene therapy programs and gene therapy platform technology. The significance of Poseida’s activities outside of the Collaboration Agreement is further evidenced by the fact that of the $162.5 million in operating expenses of Poseida during the nine months ending September 30, 2024, only $48.7 million related to reimbursed R&D activity under the Collaboration Agreement, demonstrating that Poseida has significant research and development activities unrelated to the Collaboration Agreement and over which the Roche Collaboration Parties have no input, much less control. In addition, Poseida previously had a collaboration arrangement with Takeda Pharmaceuticals for certain liver and hemopoietic stem cell programs that was active when the Collaboration Agreement was entered into, which further evidences that these collaboration arrangements are arm’s-length third party commercial agreements that do not provide control over the management and policies of Poseida. Furthermore, revenue from strategic collaborations has not been the sole source of capital for Poseida, and Poseida has historically relied on its ability to fund its operations through equity and debt financings.

In addition, the Collaboration Agreement does not require consent of the Roche Collaboration Parties in the event of a change of control of Poseida, and it expressly permits assignment of the Collaboration Agreement to an acquirer of all or substantially all of the assets or all of the capital stock of Poseida, or to any successor corporation or entity resulting from any merger or consolidation of Poseida with or into such corporation or entity, provided that such acquirer or successor entity expressly agrees to be bound by all obligations of Poseida under the Collaboration Agreement. As a result, if Poseida’s board of directors desired to sell Poseida to someone other than the Filing Persons, Roche would not have any rights under the Collaboration Agreement to prevent that transaction or terminate the Collaboration Agreement.

Finally, there are no other potential indicia of control between the Filing Parties and Poseida because there are no contractual or other arrangements between the Filing Parties and Poseida that grant the Filing Parties the power to direct or cause the direction of management and policies of Poseida.

The Filing Persons respectfully advise the Staff that, based on the totality of the circumstances, they do not believe that the Filing Persons are affiliates of Poseida for purposes of Rule 13e-3.

The Transactions Do Not Raise the Concerns that Rule 13e-3 was Intended to Address

As described in Exchange Act Release No. 34-17719 (April 13, 1981) (the “Interpretive Release”), Rule 13e-3 was adopted to protect unaffiliated security holders from the potential for abuse or coercion by an issuer or its affiliates that may be present in a going-private transaction. The opportunity for abuse would be due, in part, to a lack of arm’s-length bargaining and an inability of unaffiliated security holders to influence corporate decisions to enter into such transactions. However, in the case of the Offer and the Merger, the opportunity for abuse that Rule 13e-3 was designed to address is not present.

December 27, 2024

The Merger Agreement was the result of arm’s-length negotiations between Poseida, led by its board of directors, and the Filing Persons. As described in detail under “Item 4. The Solicitation or Recommendation” of the Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 filed by Poseida with the SEC on December 9, 2024 (the “Schedule 14D-9”), the negotiations between Poseida and the Filing Persons were intense and conducted on arm’s-length terms. In addition, as disclosed in the Schedule 14D-9, the board of directors of Poseida provided its approval before any discussions or negotiations occurred with Poseida’s stockholders regarding potential tender and support agreements, and the board of directors of Poseida required that the Filing Persons not directly engage with the stockholders regarding the negotiation of the tender and support agreements and instead required that all such discussions and negotiations be conducted by Poseida, led by its board of Directors, directly (and separately) with the stockholders, on the one hand, and the Filing Persons, on the other hand. Also, as disclosed in the section titled “Background of Offer and Merger” beginning on page 18 of the Schedule 14D-9, in the weeks leading up to the execution of the Merger Agreement, Poseida engaged in discussions with two other potential counterparties regarding their potential interest in a strategic transaction with Poseida, which each such potential counterparty ultimately declined to pursue. Given the thorough process that was followed by Poseida and its board of directors, there was no practical opportunity for the Filing Persons and their affiliates to overreach or take advantage of Poseida’s stockholders. Accordingly, Poseida stockholders do not need the additional protections of Rule 13e-3 in this transaction due to the foregoing and the fact that the Offer to Purchase, the Schedule 14D-9 and other disclosure documents provide detailed disclosures about the relationships between the Filing Persons and their affiliates and Poseida as well as the background of the transaction. Poseida stockholders, therefore, have all the information required to make an informed investment decision.

In order for the Offer and the Merger to proceed, stockholders of Poseida holding a majority of the outstanding shares of Poseida must tender their shares into the Offer. As the Staff has indicated in the Interpretive Release, the existence of a vote in and of itself is not dispositive, because affiliates of the issuer engaged in the transaction may already hold the requisite vote for approval. However, this is not the case here. Based on the information in Poseida’s SEC filings, the directors and executive officers of Poseida as a group hold in the aggregate less than 3% of Poseida’s outstanding stock. The Filing Persons and their affiliates own no securities of Poseida. While certain stockholders of Poseida have entered into tender and support agreements with the Filing Persons relating to the Offer and the Merger, those stockholders held, respectively, 12.1% and 6.1% of Poseida’s outstanding shares at the time such agreements were entered into. Accordingly, the unaffiliated stockholders of Poseida have the power to determine whether or not to accept the Offer and thus determine whether the Offer and the Merger will proceed.

In adopting Rule 13e-3, the Staff indicated that it was also concerned about the potential coercive effect of a going-private transaction, because unaffiliated stockholders might be confronted with the prospect of an illiquid market, termination of the protections under the federal securities laws and further efforts to eliminate their equity interest. Again, these concerns do not apply to this transaction, because the Offer and the Merger will either be consummated or they will not. If the Offer and the Merger are not consummated, the unaffiliated stockholders will be left with the same liquid market and float and the same protections under the federal securities laws. Their equity interest will be left intact (subject to the possibility that a competing bidder acquires Poseida). If the Offer and the Merger are consummated, all outstanding shares will be exchanged for cash. As such, there will be no need for a market for the shares or the protections of the federal securities laws. In short, no unaffiliated stockholder will be coerced into tendering their shares into the Offer for fear of an illiquid market, loss of protection of the federal securities laws or further efforts to eliminate their equity.

In sum, the opportunities for coercion or abuse of unaffiliated stockholders that Rule 13e-3 was intended to address are not present in this transaction. The purposes for which Rule 13e-3 was adopted are not implicated, and therefore the rule should not be deemed applicable to the Offer and the Merger.

December 27, 2024

Conclusion

Based on the foregoing analysis, the Filing Persons have determined that they are not “affiliates” of Poseida within the meaning of Rule 13e-3, as the Filing Persons and their affiliates do not directly or indirectly have the ability to direct the management and policies of or otherwise control Poseida.

Staff Comment No. 2

Withdrawal Rights, page 23

2.

Please revise this section and throughout the filing where relevant, including pages 8 and 17, to include disclosure describing the withdrawal rights provided for in Section 14(d)(5) of the Exchange Act.

Response:

The Filing Persons respectfully acknowledge the Staff’s comment and have revised the last paragraph on page 8, the last full paragraph on page 17 and the last full paragraph on page 23 of the Offer to Purchase to clarify that Poseida’s stockholders can withdraw previously tendered Shares at any time after February 7, 2025, which is the 60th day after the date of the commencement of the Offer, unless such shares have been accepted for payment pursuant to the Offer.

Staff Comment No. 3

Certain Information Concerning Offeror and Parent, page 33

3.

Please revise your disclosure on pages 34 and 35 to expand on the terms of the Collaboration Agreement between Poseida and Roche Collaboration Parties, including details regarding the research program, activities and obligations of the parties, and the purposes of the amendments to the Agreement.

Response:

The Filing Persons respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 34 and 35 of the Offer to Purchase accordingly.

Staff Comment No. 4

4.

As to the Collaboration Agreement, please revise to include the “approximate dollar amount of” such transaction, as required under Item 5 of Schedule TO and Item 1005(a) of Regulation M-A. As relevant here, we note the Company’s disclosure regarding “consideration for the rights granted to Roche under the Roche Collaboration Agreement” and “tiered royalty payments” on pages 17 and 18 of Poseida’s Schedule 14D-9 filed on December 9, 2024.

Response:

The Filing Persons respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 34 and 35 of the Offer to Purchase accordingly.

December 27, 2024

Staff Comment No. 5

5.

See comment above. We also note the following disclosure on page 37: “On September 5, 2024, Poseida announced the initiation of the Phase 1b portion of its clinical trial for P-BCMA-ALLO1, an investigational stem cell memory T-cell based allogenic CAR-T cell therapy for the treatment of patients with relapsed/refractory multiple myeloma, resulting in a $20 million milestone payment from Roche to Poseida.” Please revise to disclose the total payments received by Poseida under the Agreement to date.

Response:

The Filing Persons respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 34 and 35 of the Offer to Purchase in response to the Staff’s comment to disclose the total payments received by Poseida under the Collaboration Agreement to date.

Staff Comment No. 6

Source and Amount of Funds, page 35

6.

Item 1007(d) of Regulation M-A requires additional disclosure “[i]f all or any part of the funds or other consideration required is, or is expected, to be borrowed, directly or indirectly, for the purpose of the transaction” (emphasis added). In that regard, we note the following disclosure: “Roche Holding Ltd and its controlled affiliates expect to contribute or otherwise advance to us the funds necessary to consummate the Offer and the Merger and to pay related fees and expenses” (emphasis added). Please revise this section, as well as page 3 of the Summary Term Sheet, to include any relevant information called for by Item 7 of Schedule TO and Item 1007(d) of Regulation M- A, or advise.

Response:

The Filing Persons respectfully acknowledge the Staff’s comment and advise the Staff that the Filing Persons intend to fund the payments to be made at or prior to the consummation of the Offer and the Merger with cash on hand. The Filing Persons intend to fund the Milestone Payments with cash on hand, with funds obtained from issuances under Parent’s commercial paper program, which would be guaranteed by Roche Holding Ltd, or with funds provided by Roche Holding Ltd and its controlled affiliates from their general corporate funds, either as a capital contribution or an intercompany loan. As the Milestone Payments, if any, may become payable over a ten-year period, the Filing Persons have at this time not put into place, or determined the characteristics of, any such intercompany arrangement that may be entered into for purposes of funding the Milestone Payments. Furthermore, the Offer is not conditioned upon any financing arrangements or the funding thereof.

In response to the Staff’s comment, the Filing Persons have revised pages 3 and 35 of the Offer to Purchase to clarify that the closing payments will be made with cash on hand and that the Milestone Payments may be funded with cash on hand, with funds obtained from issuances under Parent’s commercial paper program, which would be guaranteed by Roche Holding Ltd, or with funds provided by Roche Holding Ltd and its controlled affiliates from their general corporate funds, either as a capital contribution or an intercompany loan.

December 27, 2024

Staff Comment No. 7

The Tender and Support Agreements, page 58

7.

We note the following disclosure on page 59: “In accordance with the terms of the Support Agreements, Parent has consented to the transfer by Pentwater during the time the Support Agreements are in effect of (i) up to 30% of the Shares held by Pentwater as of the date of the Support Agreements and (ii) any Shares acquired by Pentwater after the date of the Support Agreements, subject to certain conditions.” Please expand your disclosure to provide additional details, including to whom Pentwater may transfer the Shares to, the definition of Permitted Transferee, what “certain conditions” apply, and where relevant information can be found in the Merger Agreement and the Support Agreement.

Response:

The Filing Persons respectfully acknowledge the Staff’s comment and advise the Staff that, following the execution and delivery of the Support Agreements on November 25, 2024, Sidley Austin LLP, on behalf of Parent, sent an email to representatives of Pentwater consenting to the transfer by Pentwater during the time the Support Agreements are in effect of, in the aggregate, up to 30% of the Shares held by Pentwater as of the date of the Support Agreements, and Parent’s agreement that Pentwater may acquire, and will not be restricted from transferring, additional Shares during the time the Support Agreements are in effect. The email additionally confirmed Pentwater’s agreement so long as (i) all such acquisitions and transfers will be made in compliance with applicable law, (ii) Pentwater will take such actions, and provide to Parent and Poseida such information, as may from time to time be reasonably requested by Parent or Poseida to demonstrate compliance with such applicable laws, (iii) all such acquisitions and transfers shall be effected by regular-way brokerage transactions that are settled on the Nasdaq, and (iv) in no event shall any such transfer be a block trade or other negotiated transaction to a person (or “group” as defined in the Exchange Act) that is, after giving effect to such transfer, the beneficial owner of more than 5% of the voting securities of Poseida or otherwise seeking to influence or control the management or affairs of Poseida.

In response to the Staff’s comment, the Filing Persons have amended the first full paragraph on page 59 of the Offer to Purchase accordingly.

Staff Comment No. 8

The CVR Agreement, page 59

8.

We note your disclosure here, and throughout the filing, that Parent and a rights agent will enter into the CVR Agreement “[a]t or prior to the Offer Acceptance Time.” Please state in your response letter whether Parent has entered into the CVR Agreement. If so, please also revise to include the relevant information and file the agreement as an exhibit. See Items 5 and 12 of Schedule TO.

Response:

The Filing Persons respectfully acknowledge the Staff’s comment and advise the Staff that, as of the date of this response letter, Parent has not yet entered into the CVR Agreement with a rights agent. Once the CVR Agreement has been entered into, the Filing Persons intend to file the final version of such agreement as an exhibit to the Schedule TO.

Staff Comment No. 9

9.

Expand generally here, and throughout the offer materials, to discuss the specific risks and uncertainties concerning the events that must occur (or not occur) in order for payment to be issued under the terms of the CVRs, including specific disclosure about the current status of the development of the CVR Products.

December 27, 2024

Response:

The Filing Persons respectfully acknowledge the Staff’s comment and have revised page 61 of the Offer to Purchase to discuss the specific risks and uncertainties concerning the events that must occur (or not occur) in order for payment to be issued under the terms of the CVRs, as well as the current status of the development of Poseida’s product candidates. In addition, in response to the Staff’s comment, the Filing Persons have revised the information set forth on page 5 of the Offer to Purchase under the heading “Is it possible that no payment will become payable to the holders of CVRs?” accordingly.

Staff Comment No. 10

10.

We note the following disclosure on page 61: “Except in certain limited circumstances, Parent may not, without the consent of holders of at least 40% of the outstanding CVRs, amend the terms of the CVR Agreement in a manner that would be adverse to the interest of the holders of CVRs.” Please revise to expand on what constitutes as “certain limited circumstances.”

Response:

The Filing Persons respectfully acknowledge the Staff’s comment and have revised the third full paragraph on page 61 of the Offer to Purchase accordingly.

Staff Comment No. 11

11.

Refer to the penultimate paragraph under this section. Please expand your disclosure to disclose the risks that security holders may face in connection with the CVRs as holders of subordinated debt, if true, namely, among other things, that (a) the Poseida’s and Parent’s financial condition could deteriorate such that they did not have the necessary cash or cash equivalents to make the required payments under the agreement; (b) holders of the CVRs would have no greater rights against Poseida and Parent than those accorded to general unsecured creditors under applicable law; (c) the CVRs would be effectively subordinated in right of payment to all of the Poseida’s and Parent’s secured obligations to the extent of the collateral securing such obligations; and (d) the CVRs would be effectively subordinated in right of payment to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of the Poseida and/or Parent’s subsidiaries.

Response:

The Filing Persons respectfully acknowledge the Staff’s comment and have revised the first full paragraph on page 35 and the fourth full paragraph on page 63 of the Offer to Purchase. In addition, in response to the Staff’s comment, the Filing Persons have revised the information set forth on page 3 of the Offer to Purchase under the heading “Is your financial condition relevant to my decision to tender in the Offer?” accordingly.

Staff Comment No. 12

Conditions to the Offer, page 62

12.

Refer to condition (c)(iv) on page 63. Please revise to state whether any Company Material Adverse Effect that is continuing has occurred between the date of the Merger Agreement and the date of commencement of the tender offer.

December 27, 2024

Response:

The Filing Persons respectfully acknowledge the Staff’s comment and have revised page 64 of the Offer to Purchase to clarify that, as of the date of Amendment No. 1, the Filing Persons are not aware of any Company Material Adverse Effect that has occurred between the date of the Merger Agreement and date of Amendment No. 1 that is continuing.

Staff Comment No. 13

13.

We note your disclosure on page 64, stating, among other things, that certain conditions “may be waived by Offeror or Parent, in whole or in part at any time and from time to time prior to the expiration date of the Offer in the sole discretion of Offeror or Parent.” We also note similar disclosure on page 17. If an event occurs that implicates an offer condition, an offeror must promptly inform security holders whether it will waive the condition and continue with the Offer, or terminate the Offer based on that condition. In this respect, reserving the right to waive a condition “at any time and from time to time” is inconsistent with your obligation to inform security holders promptly if events occur that “trigger” an offer condition. Please revise.

Response:

The Filing Persons respectfully acknowledge the Staff’s comment and have revised the first paragraph on page 18 and the full paragraph on page 64 of the Offer to Purchase to clarify that, upon any determination that an Offer Condition has not been satisfied and gives rise to a right to terminate the Offer by Offeror or Parent, Offeror will promptly notify Poseida’s securityholders of a decision to either terminate the Offer, or to waive the condition and proceed with the Offer.

Staff Comment No. 14

Certain Legal Matters; Regulatory Approvals; No Stockholder Approval; Appraisal Rights, page 66

14.

We note the following disclosure on page 67: “Each of Parent and Poseida intend to file a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC on December 6, 2024” (emphasis added). According to page 48 of Schedule 14D-9 filed by Poseida on December 9, 2024, it appears that “each of Parent and Poseida filed on December 6, 2024 a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC” (emphasis added). Please revise.

Response:

The Filing Persons respectfully acknowledge the Staff’s comment and have revised page 67 of the Offer to Purchase to reflect that each of Parent and Poseida filed a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC on December 6, 2024.

*    *    *

December 27, 2024

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the filings, please do not hesitate to contact me at (415) 772-1271.

Sincerely,

/s/ Sharon R. Flanagan

Sharon R. Flanagan
Partner

cc:	Roger Brown, Roche Holdings, Inc.

Thomas Schinecker, Roche Holdings, Inc.

John Butler and Sally Wagner Partin, Sidley Austin LLP